# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 04/21/2026
Filed by CIK 0001767199
Persons authorized to receive notices and communications: Mill Road Capital III, L.P., Attn: Thomas E. Lynch, 328 Pemberwick Road, Greenwich, Connecticut (CT), 06831, 203-987-3500; Peter M. Rosenblum, Esq., Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts (MA), 02210, 617-832-1000

## Reporting persons
- Mill Road Capital III, L.P. (CIK 0001767199): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,870,580; shared voting power 0; sole dispositive power 1,870,580; shared dispositive power 0; aggregate amount beneficially owned 1,870,580 (5.9% of the class)
- Mill Road Capital III GP LLC (CIK 0001767178): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 1,870,580; shared voting power 0; sole dispositive power 1,870,580; shared dispositive power 0; aggregate amount beneficially owned 1,870,580 (5.9% of the class)
- Thomas E. Lynch (CIK 0001244666): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,870,580; sole dispositive power 0; shared dispositive power 1,870,580; aggregate amount beneficially owned 1,870,580 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Comment: This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 (the "Common Stock"), of Mistras Group, Inc., a Delaware corporation (the "Issuer"), filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the "Reporting Persons") on July 9, 2024, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 10, 2025 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons have acquired beneficial ownership of an aggregate of 1,870,580 shares of Common Stock for $12,723,026 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 31,816,681 shares of Common Stock issued and outstanding as of March 31, 2026, as reported in the definitive proxy statement on Schedule 14A filed by the Issuer on April 7, 2026. All of the share numbers reported herein are as of April 23, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).

Each of the Reporting Persons beneficially owns 1,870,580 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,870,580 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph (b) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

The Fund directly holds, and thus has sole voting and dispositive power over, 1,870,580 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from February 22, 2026 (the date 60 days prior to the filing of this Schedule 13D) to April 23, 2026 (the "Reporting Period"):

Date of Purchase Shares Purchased (#) Purchase Price per Share ($)

2/24/2026 160 $14.6400
3/9/2026* 2,700 $17.5000
3/9/2026 15,085 $13.9062
3/10/2026* 500 $17.5000
3/12/2026* 700 $17.5000
3/19/2026* 67,900 $15.0000
3/19/2026 10,654 $13.9583
3/20/2026* 83,800 $15.0000
3/20/2026* 16,400 $17.5000

*Effected pursuant to the assignment of Put Options

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

The table below lists the standard American-style, exchange-traded put options ("Put Options") sold by the Fund during the Reporting Period that are outstanding as of April 23, 2026. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale Value per Underlying Shares Underlying Put Options' Strike Put Options'
Share at which Put Put Options (100s) Price per Share ($) Expiration Date
Options were Sold ($)

3/5/2026 $0.5000 2 $12.50 5/15/2026
3/5/2026 $1.5000 6 $15.00 5/15/2026
3/6/2026 $1.6465 75 $15.00 5/15/2026
3/9/2026 $0.5702 85 $12.50 5/15/2026
3/9/2026 $1.7028 355 $15.00 5/15/2026
3/11/2026 $1.5825 186 $15.00 5/15/2026
3/12/2026 $1.6167 45 $15.00 5/15/2026
3/13/2026 $1.6378 41 $15.00 5/15/2026
3/18/2026 $1.5500 58 $15.00 5/15/2026
3/19/2026 $1.6209 86 $15.00 5/15/2026
4/16/2026 $1.1806 575 $17.50 5/15/2026
4/20/2026 $3.5060 915 $20.00 11/20/2026
4/21/2026 $3.4559 1,136 $20.00 11/20/2026
4/22/2026 $3.4000 3 $20.00 11/20/2026

Each Put Option gives the holder the right (but not the obligation) to sell to the Fund and require the Fund to purchase, on or before the expiration date, the number of underlying shares of Common Stock, at a purchase price per share equal to the strike price. If a Put Option is assigned (exercised) on or before its expiration date, the Fund must purchase the shares of Common Stock underlying such Put Option in exchange for the aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Mill Road Capital III, L.P.: /s/ Deven Petito, Deven Petito, Management Committee Director of Mill Road Capital III GP LLC, its General Partner (04/23/2026)
- Mill Road Capital III GP LLC: /s/ Deven Petito, Deven Petito, Management Committee Director (04/23/2026)
- Thomas E. Lynch: /s/ Deven Petito, Deven Petito, attorney-in-fact (04/23/2026)